FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of June 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement in relation to the perfection of undertaking for avoidance of business competition provided by Huaneng Group, made by Huaneng Power International, Inc. (the “Registrant”) on June 28, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

ANNOUNCEMENT IN RELATION TO
THE PERFECTION OF UNDERTAKING FOR AVOIDANCE OF BUSINESS
COMPETITION PROVIDED BY HUANENG GROUP

Pursuant to the requirements under the “Regulatory Guidelines for Listed Companies No. 4 — Undertakings and performance by Listed Companies and Listed Companies’ De Facto Controllers, Shareholders, Related Parties and Acquirers” issued by CSRC, Huaneng Group (the ultimate controlling shareholder of the Company) has made further perfection and monitoring to its undertaking previously made to the Company in respect of further avoidance of business competition. This announcement sets out the implementation status of such undertaking.

This announcement is made by Huaneng Power International, Inc. (the “Company”, “Huaneng Power”) pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

I.	DETAILS OF THE UNDERTAKING

In order to support the business development of the Company, China Huaneng Group (“Huaneng Group”) has given an undertaking in relation to non-competition on business to the Company at the overseas initial public offering of the Company. In 2010, the Company conducted a private placement of new shares while Huaneng Group has further provided an undertaking to the Company on 17 September 2010, i.e. the “Undertaking by China Huaneng Group for Further Avoidance of Business Competition with Huaneng

Power International, Inc,” (“Non-compete Undertaking”). Reference is made to the Company’s announcement dated 17 September 2010. With a view to further clarify the scope of the Non-compete Undertaking and in line with the requirements under the “Regulatory Guidelines for Listed Companies No. 4 — Undertakings and performance by Listed Companies and Listed Companies’ de facto Controllers, Shareholders, Related Parties and Acquirers” issued by China Securities Regulatory Commission (“CSRC”), and taking into account the actual situation, Huaneng Group proposes to enhance the aforesaid Non-compete Undertaking as follows:

1.	the Company is the sole platform for integrating the conventional energy business of Huaneng Group;

2.
with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertakes that it will, by the end of 2016, inject into the Company such assets of which the profitability should has been improved and meet with the requirements for injecting into a listed company (such as those assets with clear titles, the injection of which should not reduce the earnings per share of Huaneng Power, of no material non-compliance issues, with positive effect on preservation of and value appreciation of state owned assets, and wavier of pre-emptive rights being obtained from other shareholders of the assets). The Company shall has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects as engaged in the conventional energy business of Huaneng Group located in Shandong Province;

3.
with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertakes that it will, by the end of 2016, inject into the Company such assets of which the profitability should has been improved and meet with the requirements for injecting into a listed company (such as those assets with clear titles, the injection of which should not reduce the earnings per share of Huaneng Power, of no material non-compliance issues, with positive effect on preservation of and value appreciation of state owned assets, and wavier of pre-emptive rights being obtained from other shareholders of the assets), so as to support a sustainable and stable development of the Company;

4.	Huaneng Group will continue to perform each of its aforesaid undertakings in order to support the development of its subordinated listed companies.

II.	ANALYSIS ON THE PERFORMANCE CAPABILITY

As one of the five nationwide power generation groups, Huaneng Group owns legal rights of the relevant power generating assets. Huaneng Group, as the de facto controlling shareholder of the Company, is used to be supportive of the business development of the Company. Since the Company’s A shares listing, Huaneng Group has already transferred to the Company a number of good quality power assets located in Shandong, Shanghai, Jiangsu, Zhejiang, Henan, Liaoning, Chongqing, Hunan, Jiangxi, Sichuan, Gansu, Beijing, Hebei and Hainan. In addition, Huaneng Group has entrusted the Company to manage certain power assets that are temporarily unfit for injecting into listed company for the purpose of performing its commitment to avoid business competition strictly.

Huaneng Group will continue to support the business development of Huaneng Power, such that the Company shall be the sole integral platform for Huaneng Group’s conventional energy business. Huaneng Group will carry out the relevant works according to the schedule of undertaking so as to effectively implement the non-competition undertaking given to the Company.

III.	PERFORMANCE RISKS AND COUNTER MEASURES

1.
Risks that the unlisted conventional energy business and assets could not be injected into listed company due to the fact that such business and assets are not qualified for being injected into listed company.

For the purpose of injecting into listed company, the unlisted conventional energy business and assets in issue should meet with the relevant regulatory requirements and should be conducive to enhance shareholders’ earnings and returns for listed company. As such, there is a risk that certain unlisted conventional energy business and assets should not be injected into listed company due to their relative low profitability, incomplete title (including land and property) and defects in their previous project approval procedures, etc..

In addition, such transactions will constitute connected transactions of the Company, subject to the obtaining of the appropriate internal approvals and authorisation of Huaneng Power. Therefore, there is a possibility that such assets could not be injected into the Company if the connected transactions in issue could not be approved by the board of directors of the Company and/or by shareholders at the general meeting of the Company.

Huaneng Group will proactively and steadily push forward relevant works on the asset injection from the perspective of promoting the interest of the Company and the Company’s minority shareholders, taking into account the actual situation of Huaneng Group and the recent development characteristics and market trend of the power sector.

2.
Risk that Huaneng Group is unable to perform the undertaking or fails to perform them as per schedule due to situations beyond its control, such as change in laws, regulations and policy, or natural disasters, etc..

If Huaneng Group is unable to perform the undertaking or fails to perform them as per schedule due to situations beyond its control, such as change in laws, regulations and policy, or natural disasters, etc., Huaneng Group will make timely disclosure of the relevant information in accordance with relevant laws and regulations.

3.
Risk that Huaneng Group is unable to perform the undertaking due to reasons and circumstances beyond its control or due to the situation that the performance of the undertaking may be adverse to the interest of the Company and its shareholders.

If Huaneng Group is unable to perform the undertaking due to reasons and circumstances beyond its control or due to the situation that the performance of the undertaking may be adverse to the interest of the Company and its shareholders, Huaneng Group will make timely disclosure of the relevant information in accordance with relevant laws and regulations.

In summary, the Company is the sole integral platform of Huaneng Group’s conventional energy business. Huaneng Group will continue to give its full support to the development of the Company and will fully implement its undertaking given to the Company.

IV.	APPROVAL BY THE BOARD

On 27 June 2014, the “Proposal Relating to the Undertaking for Avoidance of Business Competition by China Huaneng Group” was approved at 23rd Meeting of the Seventh Session of the Board of Directors of the Company. Directors Cao Peixi, Huang Long, Li Shiqi, Huang Jian, Liu Guoyue and Fan Xiaxia abstained from voting in such resolution due to their connected relationship with Huaneng Group.

V.	VIEWS OF INDEPENDENT DIRECTORS

After reviewing the relevant submission and the relevant documents prepared by the

Company relating to the “Proposal Relating to the Undertaking for Avoidance of Business Competition by China Huaneng Group”, the Independent Directors of the Company are of the view that:

(1)
The undertaking made by Huaneng Group meets the relevant requirements under “Regulatory Guidelines for Listed Companies No. 4 — Undertakings and Performance by Listed Companies and Listed Companies’ De Facto Controllers, Shareholders, Related Parties and Acquirers” issued by CSRC. The undertaking has taken into account the situation of the Company to resolve the business competition issue, and there does not exist issue that prejudice the interest of the Company and its minority shareholders.

(2)	The approval procedure of the Board of Directors for this matter has complied with the requirements under the articles of the Company and Shanghai Stock Exchange Listing Rules.

VI.	VIEWS OF SUPERVISORY COMMITTEE

The Supervisory Committee of the Company is of the view that the undertaking made by Huaneng Group meets the relevant requirements under “Regulatory Guidelines for Listed Companies No. 4 — Undertakings and performance by Listed Companies and Listed Companies’ De Facto Controllers, Shareholders, Related Parties and Acquirers” issued by CSRC; that the undertaking has taken into account the actual situation of the Company to resolve the business competition issue; and that as the connected directors have abstained from voting, the voting and decision procedures have complied with the laws and regulations.

By Order of the Board
Huaneng Power International, Inc.
Du Daiming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng

(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
28 June 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     June 30, 2014